June 28, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Suzanne Hayes

Re: Mallinckrodt Public Limited Company
Form 10-K for the Fiscal Year Ended September 25, 2015
Filed November 24, 2015
Form 10-Q for the Quarterly Period Ended December 25, 2015
Filed February 2, 2016
File No. 001-35803

Dear Ms. Hayes:

This letter sets forth the response of Mallinckrodt public limited company (“the Company”) to the comment of the staff (“the Staff”) of the Securities and Exchange Commission (“the Commission”) set forth in the Staff’s letter dated June 15, 2016, with respect to the above-referenced Form 10-K and Form 10-Q. Set forth below is the heading and text of the Staff’s comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended September 25, 2015
Risk Factors, page 23

1. We note your response to prior comment two. Please supplementally provide us with information about the occurrence of serious adverse events related to Acthar in the past three years, including (1) the types of serious adverse events; (2) the percentage of serious adverse events as compared to the percentage of prescriptions; and (3) whether you have received any notification or indication, whether from third parties such as the FDA, or from your own studies, that there may be a causal link between any serious adverse events and Acthar.

As noted in our letter to the Staff dated May 11, 2016, Acthar is a product utilized by patients with serious medical conditions - often prescribed as third or fourth line treatment and only after other medications have become less effective or stopped working. Patients using Acthar frequently are using a variety of concomitant medications (i.e., medications being used by the patient at the same time he or she is using Acthar) and are suffering from diseases in which comorbidities (i.e., the patient has one or more medical conditions in addition to the medical condition related to the use of Acthar) are high. As with other medications used by patients with complex and serious medical conditions, serious adverse events have been reported in association with the use of Acthar in virtually all of the MedDRA 19.0 System Organ Class (“SOC”) categories during the past three years. The full list of SOC categories can be found at www.meddra.org/sites/default/files/guidance/file/intguide_19_0_english.pdf (see page 11). Reporting of a side effect or adverse event occurring while taking a drug does not establish a causal relationship between the side effect and the medicine. To establish causality requires significant investigation and review of patient medical records by trained physicians.

Safety experience data for Acthar has been submitted to the FDA in accordance with 21 CFR §314.80(c)(2) for the periods April 29, 2013 through April 28, 2014, and April 29, 2014 through April 29, 2015. The Periodic Benefit Risk Evaluation Report for the most recently completed period (April 30, 2015 through April 29, 2016) was data locked on April 29, 2016 and is expected to be submitted to the FDA within the next 30 days. The data for the three most recently completed reporting periods indicates that the number of serious adverse events as a proportion of the number of Acthar prescriptions (measured by vials sold) has been at a proportional rate of less than 0.07, or less than 7%, during each reporting period.

When compared with the previous two annual reporting periods, there have been no signals of any new serious safety risks associated with the use of Acthar, and there have been no notifications or indications from the FDA or other third parties regarding confirmed signals of any new safety risks for Acthar during the most recent reporting period. The Company’s Pharmacovigilance team has confirmed and communicated one signal to the FDA: injection site reactions. The Company has recommended to the FDA that this adverse event be included in the “Undesirable effects” section of the Acthar US Package Insert (“USPI”). Injection site reactions have generally been reported as non-serious adverse events for Acthar. Both serious and non-serious adverse events expected for Acthar are contained in the USPI.

* * *

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission under the Securities and Exchange Act of 1934, as amended (“Exchange Act Filings”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Exchange Act Filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Matthew K. Harbaugh, the Company’s Senior Vice President and Chief Financial Officer at (314) 654-2000.

Sincerely,

Mallinckrodt public limited company

By:/s/ Matthew K. Harbaugh
Matthew K. Harbaugh
Senior Vice President and Chief Financial Officer